A14
8-17-2004

04013039

cm 8/17

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 1 1 2004
DIVISION OF MARKET REGULATION

ANNUAL ~~AUDITED REPORT~~
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8-65297

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

ex24, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Patriot Way
(No. and Street)

Naples,	Florida	34104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

David Prunier, Financial & Operations Principal — (239) 732-5500
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

50 Fremont Street	San Francisco	California	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- θ Public Accountant
- θ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

ex24, Inc.

Member NASD/SIPC

OATH OR AFFIRMATION

I, David Prunier, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of ex24, Inc., as of and for the year ended December 31, 2003 are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

David Prunier 2/23/04

Signature Date

Financial and Operations Principal

Title

Subscribed and sworn to before me this

23RD day of FEBRUARY 2004

Bette M. Byouk

Notary Public

BETTE M. BYOUK
Commission # DD0043992
Expires 8/20/2005
Bonded through
(800-432-4254) Florida Notary Assn., Inc.

200 Patriot Way, Naples, Florida 34104, Phone (239) 732-5500, Fax (239) 435-0333
www.ex24.com

Deloitte.

Deloitte & Touche LLP
Suite 2000
400 Capitol Mall
Sacramento, CA 95814-4424
USA

Tel: +1 916 498 7100
Fax: +1 916 444 7963
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
ex24, Inc.

We have audited the accompanying statement of financial condition of ex24, Inc. (the "Company") as of December 31, 2003 and the related statements of operations, cash flows, changes in stockholder's equity and changes in subordinated borrowings for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules appearing on pages 10, 11 and 12 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 23, 2004

ex24, Inc.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

CASH AND CASH EQUIVALENTS	$ 127,560
CASH SEGREGATED FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS	35,000
INVESTMENT IN SECURITIES	85,824
PREPAID EXPENSES AND OTHER ASSETS	11,709
DEPOSITS	900,000
EQUIPMENT—Net of accumulated depreciation of $876	924
TOTAL ASSETS	$1,161,017

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and other liabilities	$ 26,736
Amounts due to customers	29,166
Accrued interest under subordinated notes	15,883
Total	71,785
SUBORDINATED LIABILITIES	550,000
STOCKHOLDER'S EQUITY:	
Common Stock, $.001 par value—5,000,000 shares authorized, 970,000 shares issued and outstanding	970
Additional paid in capital	969,030
Accumulated deficit	(430,768)
Total stockholder's equity	539,232
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$1,161,017

See notes to financial statements.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization—Incorporated in 2002, ex24, Inc. (the "Company") is a "C" corporation registered in Florida. It is the wholly owned subsidiary of bidnask.com, Inc. (the "Parent"), a Delaware Corporation. The Company maintains its principal offices in Naples, Florida. Although the Company is an early stage Company, it is rapidly approaching commercialization of its online stock trading and settlement platform. Design and development of the software platform, provided by the Company's Parent, has taken more than six years to complete. It is expected to be operational and located in a secure facility by March 2004.

The Company is a new type of on-line securities trading environment that involves the trading of single shares of major public companies.

Cash and Cash Equivalents—The Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents.

Investment in Securities—Securities are stated at market value and are classified as trading securities at December 31, 2003.

Deposits – At December 31, 2003, the Company has a deposit of $900,000 with the Depository Trust Company in satisfaction of the requirement of that institution to establish a clearing account.

Equipment—The Company's policy is to capitalize equipment over $500. Equipment is depreciated using the straight-line method over three years.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. INVESTMENT IN SECURITIES

At December 31, 2003, investment in securities consists of marketable equity securities and is valued at market value. Securities transactions are recorded on the trade date.

3. RELATED PARTY TRANSACTIONS

During 2003, the Parent contributed capital totaling $177,542 to the Company in exchange for 177,542 shares of common stock. The Parent is the sole owner of the Company's stock at December 31, 2003.

The Company has entered into an Administrative Services and Expense Funding Agreement (the "Agreement") with the Parent whereby the Parent shall provide to the Company such accounting and administrative services as the Company's board of directors shall reasonably request. Such services may include, without limitation, payroll, accounting, tax calculation and payment, budgeting and forecasting,

legal, regulatory and auditing services, back office support and related services. As the Company incurred a net loss during the year ended December 31, 2003, no amounts were required to be paid to the Parent. Additionally, salary and benefit amounts incurred by the Parent on behalf of the Company totaling $67,114 were not required to be reimbursed to the Parent and are reflected as a deemed capital contribution from the Parent in the accompanying financial statements. In connection with the deemed capital contribution the Company issued 67,114 shares of common stock to the Parent. Additionally, during the year the Company issued 114,344 shares to the Parent in connection with the Parent's deemed capital contribution in 2002.

The Agreement also acknowledges that the Company is dependent upon the Parent for funding of certain other expenses, and accordingly, the Parent has agreed to pay all expenses of the Company related to office facilities, utilities, communications services, general administrative and clerical support, and management services. The Parent has agreed not to apportion or charge back any such expenses to the Company at the end of any fiscal year or at any other time. Accordingly, any such amounts paid by the Parent on behalf of the Company, will be considered a deemed capital contribution.

4. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $35,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

5. PAYABLE TO CUSTOMERS

Accounts payable to customers include amounts due on cash transactions.

6. SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2003 are listed in the following:

Subordinated notes, 6 percent, due April 30, 2004	$ 300,000
Subordinated notes, 4 percent, due September 30, 2004	150,000
Subordinated notes, 4 percent, due December 18, 2004	100,000
Total subordinated notes	$ 550,000
Interest accrued under subordinated notes	$ 15,883

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule (note 7). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934, which requires that the Company maintain minimum net capital. At December 31, 2003, the Company's regulatory net capital was $1,063,769, which was $813,769 in excess of its minimum required net capital. The Parent has represented that it intends to provide adequate financing to enable the Company to maintain capital at adequate levels.

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